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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2004 - Amendment

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
1350-650 West Georgia Street Vancouver BC Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

This Amendment No. 1 to the Interim Report on Form 6-K for the period ended July 31, 2004 is filed in response to comments from the Commission’s Staff of the Division of Corporation Finance with respect to the Registrant’s disclosures in Annual Reports on Form 20-F under Item 17 (Financial Statements).

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any Item of the Interim Report on Form 6-K for the period ended July 31, 2004 or reflect any events that have occurred after the Form 6-K was filed on September 14, 2004.

RIMFIRE MINERALS CORPORATION

Consolidated Financial Statements

Six months ended July 31, 2004

(unaudited – prepared by management)

Form 51-102F1

These financials statements have not been reviewed by the Company’s auditors.

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Operations
Six months ended July 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2004	2003	2004	2003
	3 months	3 months	6 months	6 months
Mineral Property Interests		(restated)		(restated)
Revenue
Option Proceeds	$ 33,230	$ 28,000	$ 117,230	$ 94,000
Project management fees	21,286	8,774	23,163	9,892
	54,516	36,774	140,393	103,892
Expenses
Acquisition costs	3,118	-	100,453	43,997
Exploration expenditures	137,892	129,340	177,908	157,619
Exploration tax credits	(16,051)	-	(16,573)	-
Joint venture reimbursement	(12,320)	-	(12,320)	-
	112,639	129,340	249,468	201,616
Loss from mineral property operations	(58,123)	(92,566)	(109,075)	(97,724)
Other Operations
Revenue
Other	1,516	-	1,691	-

Expenses
Accounting and legal	5,514	(3,719)	6,195	(39)
Depreciation	3,404	1,557	6,401	2,836
Foreign exchange loss (gain)	1,590	13,892	(1,242)	23,631
Investor services and trade shows	57,895	12,893	85,668	64,040
Management services	25,841	15,168	51,001	30,313
Office	53,499	19,455	60,356	25,243
Rent	9,673	9,180	19,599	17,719
Salaries and support services	38,765	19,793	78,597	41,114
Share-based compensation	37,013	50,517	82,529	54,865
Telephone and fax	1,489	782	2,407	1,451
Travel and entertainment	22,131	6,559	33,031	16,850
	256,814	146,077	424,542	278,023
Loss from other operations	(255,298)	(146,077)	(422,851)	(278,023)
Loss before the undernoted	(313,421)	(238,643)	(531,926)	(375,747)

Interest	11,426	14,351	14,065	16,829
Write down of marketable securities	-	(4,500)	-	(18,000)
Gain on marketable securities	2,685	-	10,318	-
Net Loss	$ (299,310)	$ (228,792)	$ (507,543)	$ (376,918)

Loss Per Share	$ (0.02)	$ (0.02)	$ (0.03)	$ (0.03)
Weighted average number of shares outstanding	17,725,028	13,477,914	16,593,925	13,024,444

RIMFIRE MINERALS CORPORATION
Consolidated Balance Sheets
July 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

				Year End
		2004	2003	Jan. 31
ASSETS				2004
Current
Cash		$3,358,679	$1,246,999	$917,914
Marketable securities (Note 3)		122,750	38,900	107,500
Accounts receivable		42,075	31,932	92,093
Prepaid expenses		946	-	14,963
Deposits - Equity Engineering (Note 7)		935,955	-	--
		4,460,405	1,317,831	1,132,470

Office and Computer Equipment, less accumulated
depreciation of $ 36,134 (2003 - $23,249)		42,530	19,663	23,963
Project Deposits (Note 4)		44,400	13,100	20,200
Mineral Property Interests (Note 5)		-	-	-

		$4,547,335	$1,350,594	$1,176,633

LIABILITIES
Current
Accounts payable and accruals		$36,620	$5,024	$28,308
Payable to related party (Note 7)		-	77,413	32,710
Joint venture project deposits		893,283	-	--
		929.903	82,437	61,018

SHAREHOLDERS’ EQUITY
Share Capital (Note 6)		7,391,835	4,431,882	4,447,484
Contributed Surplus (Notes 2 and 6 )		734,297	312,945	669,288
Deficit		(4,508,700)	(3,476,670)	(4,001,157)
		3,617,432	1,268,157	1,115,615

		$4,547,335	$1,350,594	$1,176,633

APPROVED BY THE BOARD

“David A. Caulfield”	Director

“Henry J. Awmack”	Director

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Cash Flows
Six months ended July 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2004	2003	2004	2003
	3 months	3 months	6 months	6 months
Cash Flows Used for Operating Activities
Other
Cash paid to suppliers and employees	$ (201,746)	$ (203,092)	$ (286,249)	$ (204,819)
Repayment of advances from related party	(966,459)	55,394	(967,562)	53,354
Other revenue received	1,516	-	1,691	-
Mineral property interest costs
Paid for acquisition costs	(3,118)	-	(100,453)	(35,247)
Paid for exploration costs	(135,871)	(63,027)	(175,887)	(91,306)
Exploration reimbursements received	12,320		12,320
Exploration tax credits and grants received	-	-	45,242	--
Exploration funding (paid) received	709,401	-	893,283	--
Project management fees received	17,712	5,872	19,589	9,892
Reclamation deposits (paid) received	(4,000)	-	(24,200)	--
Option proceeds received	33,230	28,000	83,230	78,000

	(537,015)	(176,853)	(498,996)	(190,126)

Cash Flows Used for Investing Activities
Proceeds from sale of marketable securities	8,935	-	29,068	-
Interest income	5,191	3,598	8,830	16,841
Purchase of office and computer equipment	(4,447)	(3,714)	(24,968)	(4,424)

	9,679	(116)	12,930	12,417

Cash Flows From Financing Activities
Common shares issued for cash	12,500	128,250	3,166,700	509,500
Share issue costs	(6,056)	(544)	(239,869)	(834)

	6,444	127,706	2,926,831	508,666

Increase (Decrease) in Cash	(520,892)	(49,263)	2,440,765	330,957
Cash, Beginning of Period	3,879,571	1,296,262	917,914	916,042

Cash, End of Period	$3,358,679	$1,246,999	$3,358,679	$1,246,999

Supplemental Information on Non-Cash Transactions
Marketable securities received	$ -	$ -	(34,000)	$ -
Mineral property interest option proceeds	-	-	34,000	-
Write down of marketable securities	-	4,500	-	18,000
Reduction in carrying value of marketable
securities	-	(4,500)	-	(18,000)
Share-based compensation expense	(37,013)	(50,517)	(82,529)	(54,865)
Contributed surplus	37,013	50,517	82,529	54,865

RIMFIRE MINERALS CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity
Six months ended July 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2004	2003	2004	2003
	3 months	3 months	6 months	6 months
Common Shares (Note 6) (net of share issue costs)
Opening balance	$ 7,367,871	$ 4,352,926	$ 4,447,484	$ 3,914,466
Private placement	(3,471)	--	2,424,098	--
Private placement (flow-through)	--	--	--	--
Share-purchase warrants	(469)	78,956	492,349	508,729
Employee stock options	10,384	--	10,384	--
Issued for mineral properties	--	--	--	8,687

Closing balance	7,374,315	4,431,882	7,374,315	4,431,882

Retained Earnings (Deficit)
Opening balance
Previously reported	(4,209,390)	(2,988,650)	(4,001,157)	(2,844,232)
Prior years’ share-based compensation (Note 2 )	--	(259,228)	--	(255,520)
Restated	(4,209,390)	(3,247,878)	(4,001,157)	(3,099,752)
Current	(299,310)	(228,792)	(507,543)	(376,918)

Closing balance	(4,508,700)	(3,476,670)	(4,508,700)	(3,476,670)

Contributed Surplus
Opening balance	714,804	262,428	669,288	258,080
Current	37,013	50,517	82,529	54,865

Closing balance	751,817	312,945	751,817	312,945

Shareholders’ Equity	$ 3,617,432	$ 1,268,157	$ 3,617,432	$ 1,268,157

RIMFIRE MINERALS CORPORATION
Consolidated Statement of Mineral Property Expenditures
Six months ended July 31, 2004
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

Option Proceeds	Acquisition Costs	Exploration Costs[1]	Property Write-down	Tax Credits

Adam	$ --	$ --	$ 120	$ --	$ --
Alaska	33,230	24,152	16,385	--	--
Fer	--	3,440	4,577	--	--
RDN	--	--	2,919	--	(106)
Simpson	--	--	4,227	--	--
Sutlahine	--	2,861	74,425	--	(14,370)
Thorn	66,000	50,000	5,480	--	(260)
Tide	18,000	--	2,711	--	(456)
William’s Gold	--	20,000	729	--	(23)
Other	--	54,015	(43,063)	(1,358)

Total	$ 117,230	$ 100,453	$ 165,588	$ (43,063)	$(16,573)

Cumulative Net Mineral Property Costs since Inception

Balance	Current	Balance
January 31, 2004	Expenditures	July 31, 2004

Adam	$ 60,243	$ 120	$ 60,363
Alaska	38,372	7,307	45,679
Fer	92,743	8,017	100,760
RDN	803,701	2,813	806,514
Simpson	67,300	4,227	71,527
Sutlahine	33,805	62,916	96,721
Thorn	323,551	(10,780)	312,771
Tide	(21,998)	(15,745)	(37,743)
William’s Gold	152,300	20,706	173,006
Other	91,607	9,594	101,201

Total	$ 1,641,624	$ 89,175	$ 1,730,799

1 Net of joint venture reimbursement of $12,320

* Other includes property examinations, generative projects, and exploration initiatives that are not associated with specific mineral property interests.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2004

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 9 to the consolidated interim financial statements and which include the following significant policies:

Operations and Basis of Consolidation

The company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in 1991. The company changed its name to Rimfire Minerals Corporation on November 4, 1997. The company’s wholly-owned subsidiary company, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the United States of America.

These consolidated financial statements include the accounts of the company and its wholly-owned United States subsidiary, Rimfire Alaska, Ltd.

Marketable Securities

Marketable securities are recorded at cost and are written down to market value when declines in value are significant and permanent.

Office and Computer Equipment

Office and computer equipment is recorded at cost. Depreciation is recorded at annual rates considered adequate to amortize the cost of the assets over their estimated useful lives as follows:

Computer software

100%

Computer equipment

30%

Office equipment and furniture

20%

Mineral Property Interests

The company’s mineral property interests are composed of mineral properties owned by the company and rights to ownership of mineral properties, which the company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The company’s property ownership and rights to property ownership are described in Note 5.

The company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to income. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

Share-Based Compensation

The Company issues options to purchase shares under the terms described in Notes 2 and 6.

When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant are recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest.

When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued are recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital.

Income Taxes

The company follows the liability method of accounting for income taxes. Using this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the company and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. A future income tax asset is recorded when the probability of the realization is more likely than not.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in the determination of income.

Exploration Tax Credits

The company will receive refundable exploration tax credits from the Province of British Columbia equal to 20% of qualifying exploration expenditures incurred on properties located in British Columbia. The company records these exploration tax credits as receivable as it incurs the related exploration expenditures. Flow-through mining expenditures will first be applied against any outstanding renounced expenditure then used to calculate exploration tax credits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.

ACCOUNTING CHANGES

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants on accounting for share-based compensation of employees and non-employees as of January 31, 2004. These recommendations established the standards described in Notes 1 and 6 for the measurement, recognition and disclosure of compensation and other costs arising from the issue of share purchase options and other share-based payments to employees and non-employees. The Company accounted for these recommendations on the retroactive basis, and accordingly increased share-based compensation expense by $49,877 for the three months and by $53,585 for the six months ended July 31, 2003. Deficit and contributed surplus were increased by $309,105 at July 31, 2003.

The Company has reclassified certain items in the Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Note 9 (regarding differences between generally accepted accounting principles in Canada and the United States). The reclassification has no effect on net loss, net loss per share, accumulated deficit or increase in cash and cash equivalents. A summary of the changes to the financial statements is provided in the following tables:

Consolidated Statements of Operations

	2004	2003	2004	2003
Mineral Property Interests	3 months	3 months	6 months	6 months
Revenue
As originally presented	$ 33,230	$ 28,000	$ 117,230	$ 94,000
Reclassification of project management fees	21,286	8,774	23,163	9,892
Revised	54,516	36,774	140,393	103,892

Other Operations
Revenue
As originally presented	34,228	23,125	38,919	26,721
Reclassification of interest received	(11,426)	(14,351)	(14,065)	(16,829)
Reclassification of project management fees	(21,286)	(8,774)	(23,163)	(9,892)
Revised	1,516	-	1,691	-

Consolidated Statements of Operations (continued)

	2004	2003	2004	2003
	3 months	3 months	6 months	6 months
Loss before the undernoted (revised)
Loss before the undernoted	(313,421)	(238,643)	(531,926)	(375,747)
Reclassified interest income	11,426	14,351	14,065	16,829

Consolidated Statements of Cash Flows

	2004	2003	2004	2003
	3 months	3 months	6 months	6 months
Cash Flows Used for Operating Activities
As originally presented	$(527,824)	$(173,255)	$(465,966)	$(173,285)
Reclassification of reclamation deposits (paid) received	(4,000)	-	(24,200)	-
Reclassification of interest received	(5,191)	(3,598)	(8,830)	(16,841)
Revised	(537,015)	(176,853)	(498,996)	(190,126)

Cash Flows Used for Investing Activities
As originally presented	488	(3,714)	(20,100)	(4,424)
Reclassification of reclamation deposits (paid) received	4,000	-	24,200	-
Reclassification of interest received	5,191	3,598	8,830	16,841
Revised	9,679	(116)	12,930	12,417

3.

MARKETABLE SECURITIES

	2004	2003

Blackstone Ventures Inc. – 20,000 shares	$ --	$ 6,000
CANGOLD Ltd. (formerly First Au Strategies Corp.) – 150,000 shares (2003 -100,000 shares)	64,000	48,000
Hyder Gold Inc. – 150,000 shares	10,500	18,000
Plutonic Capital Inc. - 150,000 shares	33,000	--
Serengeti Resources Inc. – 100,000 shares	18,000
Stikine Gold Corp. - 25,000 shares	6,250	--
Western Keltic Mines Inc. –100,000 shares (2003 - 200,000 shares)	6,000	52,000
	137,750	124,000
Less write-down to estimated market value	(15,000)	(85,100)

	$ 122,750	$ 38,900

Fair market value of the marketable securities on July 31, 2004 was approximately $214,750.

4.

PROJECT DEPOSITS

Project deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. The amount of the bond is determined at the time the notice of work to be done is submitted. If work is more extensive than previously planned, the amount of the bond is increased. The following schedule shows reclamation deposits for each project

Project	Date of Deposit	Amount
Tide	August 13, 2002	$ 3,500
Thorn	June 13, 2002	9,600
	September 2, 2003	7,100
RDN	April 13, 2004	10,800
	April 21, 2004	9,400
William’s Gold	June 7, 2004	4,000
TOTAL		$ 44,400

5.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the six months ended July 31 were:

	2004	2003
Acquisition Costs	$ 100,453	$ 43,997
Exploration Costs
Aircraft and helicopter	17,693	21,422
Camp and support	5,280	11,176
Chemical analysis	1,060	16,185
Drafting	7,421	4,490
Geological and engineering	92,713	73,308
Maps and reproductions	13,214	3,351
Materials	4,590	8,398
Project management	11,563	11,343
Recording and filing	15,498	2,580
Travel	8,876	5,366
	177,908	157,619

Exploration tax credits and grants	(16,573)	--
Joint venture reimbursement	(12,320)	--

	149,015	157,619
Property write-downs and abandonments	(43,063)	--

Option Proceeds	(117,230)	(94,000)

Cumulative Net Expenditures, Beginning of Period	1,835,045	1,670,025
Cumulative Net Expenditures, End of Period	$ 1,924,220	$ 1,783,917

The analysis of these expenditures by property or interest is reported in the Statements of Mineral Property Expenditures.

The company’s mineral property interest commitments are:

Thorn Property, British Columbia

On March 1, 2000 the Company entered into an agreement with Kohima Pacific Gold Corp. (“Kohima”) to earn a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return. The Company will earn its interest on completion of the following:

Cash payments of:

•

$15,000 upon signing (paid)

•

$15,000 on December 1, 2000 (paid)

•

$10,000 on March 1, 2001 (paid)

•

$15,000 on March 1, 2002 (paid)

•

$25,000 on March 1, 2003(paid)

•

$50,000 on March 1, 2004 (paid)

•

$100,000 on March 1, 2005

Exploration expenditures of $50,000 by March 1, 2001 (completed)

Share issues of:

•

50,000 common shares upon signing (issued)

•

50,000 common shares on March 1, 2001 (issued)

•

25,000 common shares on September 1, 2001 (issued)

•

25,000 common shares on March 1, 2002 (issued)

•

25,000 common shares on September 1, 2002 (issued)

•

25,000 common shares on March 1, 2003(issued)

The Company will issue an additional 200,000 shares upon commencement of commercial production from the property. The Company can purchase 2% of Kohima’s underlying net smelter return for $3,000,000.

On March 1, 2002, the Company granted CANGOLD Limited (formerly First Au Strategies Corporation “CANGOLD”) an option to earn a 51% interest in the Thorn property on completion of the following:

Exploration expenditures of at least

•

$300,000 on or before March 1, 2003 (completed)

•

an aggregate of $700,000 on or before March 1, 2004 (completed)

•

an additional $500,000 on or before March 1, 2005

Cash payments to the Company of:

•

$15,000 on regulatory approval of the agreement (received)

•

$25,000 on or before March 1, 2003 (received)

•

$50,000 on or before March 1, 2004 (received)

•

$100,000 on or before March 1, 2005

Issuing to the Company:

•

100,000 common shares on regulatory approval (received)

•

50,000 common shares on or before March 1, 2003 (received)

•

50,000 common shares of CANGOLD on or before March 1, 2004 (received)

•

50,000 common shares of CANGOLD on or before March 1, 2005

The Company and CANGOLD will enter into a formal joint venture agreement for further development of the property after CANGOLD has earned the 51% interest.

RDN Claims, British Columbia

On July 31, 1997, the Company acquired a one-third interest in the RDN mineral claims from Equity Engineering Ltd. (Note 7) for a price of $150,000. The Company also acquired the remaining two-thirds interest in the RDN mineral claims, subject to a 1.34% net smelter return royalty, by completing the exploration expenditure and share issue requirements in an option agreement dated July 31, 1997, as amended on October 8, 1998. The Company may purchase one-half of the net smelter royalty for $666,666.

On March 16, 2004 the Corporation signed a letter of agreement with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

Exploration expenditures of:

•

not less than $1,000,000 before December 31, 2004

•

not less than an aggregate of $2,500,000 on or before December 31, 2005

•

not less than an aggregate of $5,000,000 on or before December 31, 2006

Cash payments of:

•

$25,000 upon closing of the agreement

•

$40,000 on or before March 1, 2005

•

$60,000 on or before March 1, 2006

•

$75,000 on or before March 1, 2007 on Northgate vesting its Option

Rimfire will be project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

William’s Gold Property, British Columbia

On May 17, 2001 the Company entered into an option to earn a 100% interest in the property, subject to a 2.5% net smelter return. On June 25, 2002, the Company subsequently acquired half of the interest and the net smelter return in the William’s Gold Property pursuant to another agreement by issuing 75,000 common shares. The Company will earn the remaining 50% interest on completion of the following:

Cash payments of:

•

$10,000 upon signing (paid)

•

$15,000 on May 1, 2002 (paid)

•

$12,500 on May 1, 2003 (paid)

•

$20,000 on May 1, 2004 (paid)

Share issues of:

•

25,000 common shares upon signing (issued)

•

25,000 common shares on December 31, 2001 (issued)

•

25,000 common shares on December 31, 2002 (issued)

•

25,000 common shares on December 31, 2003 (issued)

•

25,000 common shares on December 31, 2004

The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 1.5% of the net smelter return for $2,000,000.

On December 18, 2002, the Company granted Stikine Gold Corporation (“Stikine”) an option to earn a 70% interest in the property on completion of exploration expenditures and cash and share payments. Stikine terminated this agreement on April 30, 2004.

Tide Property, British Columbia

On July 10, 2001 the Company purchased the Tide mineral property from Newmont Canada Limited for $10 and an agreement to give Newmont Canada Limited a three year right of first refusal to re-acquire the property if the Company decides to assign, transfer for dispose of its interest to a third party, and a 1.5% net smelter royalty in the event the property becomes commercially feasible to mine.

On October 28, 2002, and amended on July 25, 2003, October 20, 2003 and November 20, 2003, the Company granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to the Company within 10 days of regulatory approval. Serengeti will assume the following obligations from the original and amended agreements with Plutonic:

Cash payments to the Company of:

•

$2,000 upon signing of the agreement (received)

•

$13,000 upon regulatory approval (received)

•

$15,000 on or before July 24, 2003 (received)

•

$25,000 on or before December 31, 2004  (as amended September 2, 2004)

•

$35,000 on or before July 24, 2005

•

$40,000 on or before July 24, 2006

Issue to the Company or pay:

•

50,000 common shares or $20,000 on or before August 15, 2003 (received)

•

50,000 common shares or $35,000 on or before July 24, 2004
plus 25,000 common shares of Serengeti (received subsequent to July 31)

•

50,000 common shares or $60,000 on or before July 24, 2005
plus 25,000 common shares of Serengeti

•

50,000 common shares or $85,000 on or before July 24, 2006
plus 25,000 common shares of Serengeti

Fund expenditures of at least:

•

$185,000 on or before June 30, 2004 (completed)

•

an additional $250,000 on or before December 31, 2004

•

an additional $400,000 on or before December 31, 2005

•

an additional $600,000 on or before December 31, 2006

Newmont has waived their right of first refusal on this agreement with Plutonic.

In consideration of the second extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to the Company and Serengeti deposited $185,000 in trust with the Company for the purpose of financing exploration expenditures on the property. The Company will be operator for the exploration program.

Adam Property, British Columbia

In April 2002 the Company acquired the Adam Property by staking 3 claims comprising 60 units. The Company conducted a sampling and mapping program during August 2002 to fulfill the assessment work requirement to keep these claims in good standing until April 2007.

Sutlahine Claims, British Columbia

In October 2003 the Company acquired the Sutlahine Property by staking 24 claims comprising 480 units. No work has been done on these claims subsequent to staking. There are no additional costs associated with maintaining these claims in good standing until November 2004. An additional 10 claims totalling 200 units were staked in May 2004.

FER Claims, Yukon

Under an agreement with Boliden Limited (“Boliden”) dated July 1, 1998, as amended October 28, 1999, and October 11, 2000, the Company has earned a 51% interest in the claims. The exploration expenditures required to earn an 85% interest were not completed. Boliden’s interest in the property has been sold to Breakwater Resources Ltd. (“Breakwater”).The Company and Breakwater will enter into a joint venture for the further development of the claims. If either party’s interest subsequently decreases to below 7.5%, that party’s interest will be automatically converted to a net smelter royalty return interest of 2%.

Simpson Property, Yukon

In January and April 2003 the Company acquired the Simpson Property by staking 38 claims in Watson Lake Mining District. There are no additional costs associated with maintaining these claims in good standing until January 2005. Four additional claims, comprising the Simpson Extension, were staked in August 2003.

Tillei Lake Claims, Yukon

In August 2003 the Company staked four claims within the area covered by a regional Yukon Mineral Incentive Program project. There are no additional costs associated with maintaining these claims in good standing until August 2004. During the first quarter of 2004, the company decided to abandon this property.

ER-Ogo-Fire claims, Alaska

Pursuant to the terms of an agreement dated August 30, 2001 with Engineer Mining Corp., the Company, through Rimfire Alaska, Ltd., acquired a 100% interest in the ER property.

On January 30, 2002 the Company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with AngloGold (U.S.A) Exploration Inc. (“AngloGold”) whereby AngloGold can earn a 50% interest in the ER-Ogo-Fire property on completion of the following:

Exploration expenditures of:

•

no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)

•

an additional $50,000 USD by January 30, 2004(completed)

•

an additional $75,000 USD by January 30, 2005, (completed) and

•

the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006 (completed)

Cash payments of:

•

$5,000 USD upon signing (received)

•

$5,000 USD on January 30, 2003 (received)

•

$15,000 USD on January 30, 2004(received)

•

$25,000 USD on January 30, 2005

•

$50,000 USD on January 30, 2006

An amendment, effective December 17th, 2003, included the Jazz claims (staked by the Company) and the Zappa claims (staked by AngloGold) in the agreement. AngloGold has also elected to increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures.

Eagle Claims, Alaska

On January 30, 2002 the Company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with AngloGold whereby AngloGold can earn a 50% interest in the Eagle property on completion of the following:

Exploration expenditures of:

•

no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)

•

an additional $50,000 USD by January 30, 2004 (completed)

•

an additional $75,000 USD by January 30, 2005, and

•

the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006

Cash payments to the Company of:

•

$5,000 USD upon signing (received)

•

$5,000 USD on January 30, 2003 (received)

•

$15,000 USD on January 30, 2004(received)

•

$25,000 USD on January 30, 2005

•

$50,000 USD on January 30, 2006

An amendment, effective December 17th, 2003, included the Sand claims (staked by the Company) and the EX claims (staked by AngloGold) in the agreement. AngloGold may increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures.

Beverley, Boundary and SE Surf properties, Alaska

The Company, through Rimfire Alaska Inc., held a 30% joint venture interest in the California and Surf properties, which included separate claim blocks now called Beverley, Boundary and SE Surf. The joint venture partner, Western Keltic Mines Inc., held the remaining 70% interest in the properties.

In August 2003, Western Keltic Mines Inc. sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

 $25,000, or 50,000 common shares at the election of the Company, upon completion of $1,500,000 exploration expenditures subsequent to the agreement,

•

$50,000, or 50,000 common shares at the election of the Company, upon completion of an aggregate $3,000,000 exploration expenditures subsequent to the agreement,

•

100,000 shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

A letter of agreement, dated April 20, 2004, has been signed with AngloGold (U.S.A) Exploration Inc. (“AngloGold”) whereby AngloGold can earn a 50% interest in the Beverly property upon completion of exploration expenditures totalling $1,000,000 and staged cash payments of $200,000 (all amounts in U.S. Dollars.) The Beverly property includes 25 claims (2,560 acres) which were staked by the Company in March 2004.

Additional staking in March 2004 added 42 claims to the Boundary property and 16 claims to the SE Surf property.

Scot claims, Alaska

In August 2003, the Company staked 39 claims in the Goodpaster District of Alaska, adjacent to current projects.

Targeted Exploration Initiative

In December 2003, the Company signed an agreement with Newmont Canada Limited (“Newmont”) to focus on grass-roots exploration within a defined area in the Western Canada. Phase I costs will be shared equally between the Company and Newmont, of which the Company’s portion will be a maximum of $20,000. Phase II fieldwork was undertaken in July with expenditures to be shared equally between the parties. The Company’s portion will be a maximum of $160,000.

6.

SHARE CAPITAL

Authorized

   unlimited common shares without par value (as amended June 18, 2004)

Issued and fully paid	2004		2003
	Number of Shares	Amount	Number of Shares	Amount
January 31	13,615,621	$ 4,447,484	12,334,621	$3,914,466
Issued for cash
Common shares, net of share issue costs of $239,869 (’04),$ 834 (‘03)	4,146,907	2,962,671	1,211,000	508,815
Issued for mineral properties	--	--	25,000	8,750
April 30	17,762,528	$ 7,391,735	13,570,621	$ 4,431,882

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 1,771,253 shares for the issue of share purchase options. The exercise price of share purchase options will be no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted less the discount permitted by the TSX Venture Exchange. Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately).

The following options and warrants to purchase common shares are outstanding at the date of these financial statements:

Options
	Number of Shares					Price Per Share		Expiry Date	Grant Date
	Balance, beginning of period	Granted during the period	Exercised during period	Balance, end of period	Exercisable at the end of the period	Exercise price	Fair value

Director	600,000	-	-	600,000	600,000	$0.25	$0.35	02-Mar-06	02-Mar-01
Employee	100,000	-	(50,000)	50,000	50,000	0.25	0.35	02-Mar-06	02-Mar-01
Employee	50,000	-	-	50,000	50,000	0.60	0.35	09-Jan-05	09-Jan-03
Director	75,000	-	-	75,000	75,000	0.60	0.62	15-Jan-08	15-Jan-03
Director	205,000		-	205,000	205,000	0.95	0.72	18-Dec-08	18-Dec-03
Employee	225,000	-	-	225,000	225,000	0.95	0.72	18-Dec-08	18-Dec-03
Officer	25,000	-	-	25,000	25,000	0.95	0.72	18-Dec-08	18-Dec-03
Consultant	60,000	-	-	60,000	60,000	0.95	0.76	26-Mar-06	26-Mar-04
Employee	-	150,000	-	150,000	75,000	0.95	0.49	18-June-09	18-June-04

	1,340,000	150,000	(50,000)	1,440,000	1,365,000

Warrants
	Number of	Issue Price
	Shares	Per Share	Expiry Date	Grant Date

Broker Warrants	213,667	$0.90	12-Sep-05	12-Mar-04
Share Purchase Warrant	1,068,334	$1.15	12-Sep-05	12-Mar-04
	430,120	$1.15	23-Sep-05	23-Mar-04

The Company determines the fair value of the options granted during a year for the purposes of determining share-based compensation expense using a generally accepted option pricing model, such as the Black-Scholes model. The following assumptions were used in valuing the options granted during each year:

	2004	2003
Volatility	57 - 150%	100 - 111%
Risk-free interest rate	2.01 – 2.78%	2.68 - 2.82%
Expected life	2 to 5 years	2 to 5 years
Expected dividend yield	--	-

7.

RELATED PARTY

The company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd., a company indirectly owned and operated by officers and significant shareholders of the company. Balances payable to Equity Engineering Ltd. for fees and reimbursement of costs incurred on behalf of the company have been separately disclosed as “Payable to Related Party”. Fees charged to the company by Equity Engineering Ltd. are on the same basis as those charged by Equity to unrelated third parties. As of July 31, 2004, deposits to Equity Engineering Ltd. for on-going exploration programs total $935,955. It is anticipated that these deposits will be exhausted by the August invoices for work completed during July and August.

During the quarter ending July 31, 2004, the company paid Equity $93,680 for geological consulting services and $62,728 for providing general corporate and administrative services. General corporate and administrative services provided by Equity during the period consisted of the following: $14,457 – insurance, $1,298 - investor services; $24,123- management services; $4,158 - office; $9,673 - rent; and $9,020 - support services. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the company from time to time, and Equity will be remunerated for such services at standard commercial rates.

8.

FINANCIAL INSTRUMENTS

The carrying values of cash, marketable securities, accounts receivable and accounts payable on the balance sheet approximate their fair values.

9.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, with respect to the Company, differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”). The significant differences between US GAAP and Canadian GAAP are as follows:

(a)

Stock-based compensation

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation”. As permitted by the statement, the Company has elected to measure stock-based compensation costs for employees using the fair value based method of accounting. The Company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.

(b)

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares by reducing shareholders’ equity and recognizing a future income tax liability for the amount of tax credits renounced to the investors, in accordance with Canadian GAAP.

For U.S. GAAP, the amount received by the Company on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations in the period in which the Company renounces the expenditures.

(c)

Mineral Property acquisition costs (restated)

The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. Mineral property acquisition costs are capitalized under US GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off.

Note 9 (c) and (e) have been restated to identify a difference between accounting for mineral property acquisition costs under Canadian GAAP and US GAAP. The Company had previously interpreted US GAAP to consider the lack of identifiable reserves as sufficient evidence to impair and write off the carrying value of the mineral property acquisition costs. However, the Company has reconsidered the requirements of Emerging Issues Task Force (“EITF”) Abstract 04-2 and has concluded that the lack of reserves is not conclusive evidence of impairment under US GAAP. The Company has therefore amended this note to identify the accounting for these costs as a difference between Canadian and US GAAP, effective for periods beginning after April 30, 2004.

Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP.

 (e) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Consolidated Balance Sheets

	July 31 2004
	Canadian GAAP	Adj. (b,c)	U.S. GAAP
Mineral property interest acquisition costs (c)
Previously reported	$ -	$ -	$ -
Restated (c)	-	26,301	26,301
Share capital (b)	7,391,835	-	7,391,835
Deficit	(4,508,700)	26,301	(4,482,399)
	July 31 2003
Mineral property interest acquisition costs (c)	$ -	$ -	$ -
Share capital (b)	4,431,882	-	4,431,882
Deficit	(3,476,670)	-	(3,476,670)
	January 31 2004
Mineral property interest acquisition costs (c)	$ -	$ -	$ -
Share capital (b)	4,447,484	-	4,447,484
Deficit	(4,001,157)	-	(4,001,157)

The deferred tax liability of $100,125 (2003 -$80,125) related to previous issue of flow-through shares is reduced by unrecognized tax losses carried forwards from prior years.

Consolidated Statements of Operations

Previously reported	3 months ended		6 months ended
	July 31 2004	July 31 2003	July 31 2004	July 31 2003
Net loss under Canadian GAAP	$ (299,310)	$ (228,792)	$ (507,543)	$ (376,918)
Reversal of acquisition costs (c)	2,861	-	26,301	-
Impairment provision (c)	(2,861)	-	(26,301)	-
Future income tax recovery (b)	-	-	-	-
Deferred tax benefit (b)	-	-	-	-
Net loss under U.S. GAAP	$ (299,310)	$ (228,792)	$ (507,543)	$ (376,918)
Weighted average number of shares under Canadian GAAP	17,725,028	13,477,914	16,593,925	13,024,444
Escrow shares	(29,865)	(209,865)	(29,865)	(209,865)
Weighted average number of shares under U.S. GAAP	17,695,163	13,268,049	16,564,060	12,814,579

Loss Per Share under U.S. GAAP	$ (0.02)	$ (0.02)	$ (0.03)	$ (0.03)

Restated	3 months ended		6 months ended
	July 31 2004	July 31 2003	July 31 2004	July 31 2003
Net loss under Canadian GAAP	$ (299,310)	$ (228,792)	$ (507,543)	$ (376,918)
Net mineral property interest acquisition costs (c)	2,861	-	26,301	-
Future income tax recovery (b)	-	-	-	-
Deferred tax benefit (b)	-	-	-	-
Net loss under U.S. GAAP	$ (296,449)	$ (228,792)	$ (481,242)	$ (376,918)
Weighted average number of shares under Canadian GAAP	17,725,028	13,477,914	16,593,925	13,024,444
Escrow shares	(29,865)	(209,865)	(29,865)	(209,865)
Weighted average number of shares under U.S. GAAP	17,695,163	13,268,049	16,564,060	12,814,579

Loss Per Share under U.S. GAAP	$ (0.02)	$ (0.02)	$ (0.03)	$ (0.03)

10.

ENVIRONMENTAL

The company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred for existing mining interests is uncertain.

RIMFIRE MINERALS CORPORATION

Management Discussion
and Analysis

Form 51-102F1

For the quarter ended

July 31, 2004

1.1

Date

The information in this form includes financial results for the six-month period ending July 31, 2004 with other information current to September 15, 2004.

1.2

Overall Performance

Rimfire Minerals Corporation is a gold-focused junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire explores for precious and base metals in British Columbia, Yukon Territory and Alaska.

Rimfire’s second quarter was marked by the commencement of its busiest field season on record. This quarter saw the startup of exploration programs in British Columbia, Yukon Territory and Alaska. The Company signed a third option agreement with AngloGold Exploration (U.S.A.) Inc. to explore the Beverly claims, staked earlier this year when the Company expanded its holdings in Alaska. Drilling programs were started at the ER, also an AngloGold partnership, and the RDN property in British Columbia with Northgate Minerals Corporation. Field programs were started by partners CANGOLD Limited and Serengeti Resources Inc. at the Thorn and Tide properties. A reconnaissance programs was conducted as part of the Newmont Strategic Alliance as well as one covering the Company’s wholly-owned Sutlahine project northwest of the Thorn Property, BC.

2004 Exploration Overview

Pogo District, Alaska

AngloGold (U.S.A.) completed drilling at the ER project in the Goodpaster District of Alaska. Three holes were drilled to follow up the blind discovery of gold mineralization in quartz veins in a Pogo-style geological setting. Subsequent to the end of the quarter, AngloGold commenced drilling at a second project, the Eagle. Drilling is targeting large gold and pathfinder element soil geochemical anomalies, the largest of which is 1.6 by 1.2 km in size.

Progress on the Eagle and ER projects has been slowed by wildfires on and around the properties. Management expects to receive the results after completion of all the AngloGold/Rimfire work programs.

British Columbia

In early June, CANGOLD Limited started the final phase of their 51% earn-in on the Thorn Property in northwest British Columbia. Exploration is targeting a silver and gold-bearing high sulphidation epithermal system on the property. Work planned for this year includes induced polarization (IP) and electromagnetic (EM) geophysical surveys followed by drilling at the Oban Breccia and other vein targets on the property. A wildfire late in June forced crews to delay the program. Approximately half of the IP surveying was completed, outlining the apparent continuation of the Oban Breccia, as well as highlighting another possible breccia 150 metres to the east and a large anomaly covering 600 metres of strike, 200 to 400 metres in width approximately 750 metres to the south of the Oban. The remainder of the surveying was completed in August, and management is reviewing this new data to choose drillhole targets for testing in September.

Northgate Minerals Corporation commenced drilling and groundwork at the RDN Property. Exploration at the RDN is targeting an Eskay-type precious metal-rich massive sulphide deposit. In late August, nine holes were completed, testing three targets and groundwork evaluated new target areas. Data is expected to be released in September.

Serengeti Resources Inc. completed a first phase mapping and geochemical survey program at the Tide Property to prepare for drilling in September. This program investigated a 2.0 by 4.2 km area of strong multi-element geochemical anomalies, expanding the surveyed area and refining targets for the drilling campaign. Serengeti can earn a 51% property interest by funding $1.435 million in exploration by 2007.

Regional Programs

In addition, Rimfire conducted several programs to generate new projects for the Company. Initial field work was conducted on the Strategic Alliance with Newmont Mining Company in a defined region of western Canada. Reconnaissance exploration was completed on the wholly-owned Sutlahine properties located north of the Thorn project.

Financial Overview for Second Quarter 2004

Financial results for the second quarter of 2004 differ significantly from the same quarter in 2003. Option proceeds and net mineral property expenditures are very similar though the distribution of costs differs. Exploration expenses were higher in 2004 but the exploration recoveries from joint venture partners and exploration tax credits have also increased. Administrative costs have increased to cover additional management expenses, travel, and salaries for additional staff support for the projects. The Company’s policy of using fair-value for share-based compensation expense has increased the net loss by $37,013 for the second quarter of 2004 versus $50,517 for the second quarter of 2003. The six month loss was increased by $82,529 (2004) and $54,865 (2003.) This policy was adopted retroactively as of January 31, 2004 so the previous year’s results have been restated to conform to the policy.

The Company’s working capital as of July 31, 2004 was $3,530,502, comprised primarily of term deposits and other forms of cash, compared to $1,071,452 at the fiscal year end and $1,235,393 at the end of July 2003. The private placement completed in March 2004 contributed to this healthy financial condition.

1.3

Selected Annual Performance

Not applicable to interim report.

1.4

Results of Operations

For the six months ended July 31, 2004, Rimfire incurred a net loss of $507,543 ($0.03 per share) compared to a net loss of $376,918 ($0.03 per share) in the same period the previous year. Revenue improved slightly as both interest revenue and joint venture management revenues showed slight increases. Option proceeds (2003-$94,000, 2004-$117,230) also contributed to improved revenue.

The major changes in general and administrative expenses are for management services, salaries and support. The changes in the contract for David Caulfield’s services as Chief Executive Officer account for most of the increase in management services while the addition of a full-time staff member and increased utilization of administrative support accounts for the increased salary and support costs.

Office expenses, which include insurance, postage and printing, are significantly higher in 2004. Shareholder requests for annual report material tripled for the current year. This substantially increased the costs of producing and mailing the annual report and information packages. The cost of insurance increased from $6,400 to $14,450. Investor relations expenses in the second quarter of 2004 are approximately 4.5 times the same period in 2003 however the six-month totals are only 30% higher than the previous year. Increased trade show participation and timing of trade show expenses caused most of these variances. Increased trade show participation has also resulted in an increase in travel and entertainment expenses.

Share-based compensation expense is related to the fair market value of stock options which vest during the quarter. Compensation expense is only recognized when the stock options become exerciseable. During the current quarter, 75,000 options with a fair market value of $0.49 per share were issued while during the same quarter last year 87,500 options at a fair market value of $0.35-$0.62 per share were issued and vested. An additional 75,000 stock options were issued but did not vest during the second quarter of 2004. During the six months ended July 31, 2004, 135,000 options with a fair market value of $0.49 - $0.76 vested. During the same period in 2003, 100,000 options with a fair market value of $0.35-$0.62 per share were issued and vested.

Foreign exchange gains and losses represent another noteworthy change. There has been significant fluctuation in the value of the US dollar against Canadian currency. Accordingly, our US dollar accounts, which are maintained to pay US Dollar denominated expenses, are now worth more than at the fiscal year end while during the same period last year, the value dropped substantially. This has resulted in a difference of approximately $24,875 in the net loss.

Exploration expenditures, excluding those by joint-venture partners, totalled $177,908 (six months ended July 31, 2003 - $157,619), and property acquisition costs totalled $100,453 (six months ended July 31, 2003 - $43,997). These expenditures included costs of aircraft and helicopter ($17,693), camp and support activities ($3,541), chemical analysis ($1,060), drafting ($7,421), equipment rentals ($1,187), freight ($552), materials and supplies ($4,590), maps and reproductions ($13,214) professional geological fees and program management ($104,276), recording and filing fees ($15,498) and travel ($8,876). Acquisition costs include the costs incurred to stake the Alaska and Sutlahine properties and the preparation of legal agreements concerning the Alaska, Fer and Tide Properties. Option proceeds relate to cash and share payments made by partners on the Thorn, Tide and Alaska properties.

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

•

The RDN Property is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia and 40 kilometres north of the Eskay Creek Mine. This property, consisting of 285 claim units, is currently optioned to Northgate Minerals Corporation.

•

The Thorn Property is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property, consisting of 574 claim units, is currently optioned to CANGOLD Limited.

•

The William’s Gold (formerly Bill) Property is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. This property, consisting of 178 claim units, was optioned to Stikine Gold Corporation who relinquished the option April 30, 2004.

•

The Tide Property is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. This property, consisting of 86 claim units, is currently optioned to Serengeti Resources Inc.

•

The Sutlahine Property, consisting of 680 claim units, is located in the Atlin Mining Division of British Columbia, approximately 130 kilometres northwest of Telegraph Creek.

•

The Adam Property, consisting of 60 claim units, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart.

•

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consists of seven claim groups totaling 50,120 acres. The Beverly, ER-Ogo-Fire and Eagle claim groups are currently optioned to AngloGold (U.S.A) Exploration Inc.

•

The Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. The Company owns a 51% interest in these claims.

•

The Simpson and Simpson Extension Properties, consisting of 42 claims, are located in the Watson Lake Mining District of Yukon Territory, approximately 105 km northwest of Watson Lake, Yukon Territory.

The following table shows the detailed exploration expenditures for the Company’s major properties during the second quarter of this fiscal year. Expenditures funded by joint venture partners are not reflected in these figures.

	Adam	Alaska	Fer	RDN	Simpson	Sutlahine	Thorn	Tide	William’s Gold	Other
Acquisition Costs	$ -	$257	$ -	$ -	$ -	$ 2,861	$ -	$ -	$ -	$ -

Exploration Costs
Aircraft and helicopter	-	-	-	-	-	17,693	-	-	-	- 0
Camp	-	166	23	103	36	1,576	28	34	9	1,195
Chemical analysis	-	-	-	-	-	-	-	-	-	893
Drafting	-	14	-	-	-	1,000	-	-	-	2,080
Equipment rentals	-	-	-	-	-	267	-	595	-	324
Freight	-	-	-	-	-	527	-	-	-	25
Geological and engineering	-	508	-	1,326	1,261	39,705	3,807	1,498	186	24,089
Maps and reproductions	-	217	0	78	6	933	6	-	-	10,393
Materials	-	-	-	-	-	978	-	-	-	3,606
Project management	-	11	-	-	-	7,915	-	-	-	2,561
Recording and filing	-	96	4,410	-	-	1,600	-	-	60	-
Travel	-	-	-	98	-	-	1,274	412	-	4,270
	-	1,012	4,433	1,605	1,303	72,194	5,115	2,539	255	49,436
Joint venture reimbursement	-	-	-	-	-	-	-	-	-	(12,320)
Exploration tax credits and grants	-	-	-	(50)	-	(13,978)	(259)	(455)	-	(1,309)
	-	1,012	4,433	1,555	1,303	58,216	4,856	2,084	255	35,807

Property write-downs and abandonments										-
Option Proceeds	-	33,230	-	-	-	-	-	-	-	-

Cumulative Net Expenditures,
Beginning of Period	60,363	77,640	96,327	804,959	70,224	35,644	307,915	(39,827)	172,751	65,394
End of Period	$60,363	$45,679	$100,760	$806,514	$$71,527	$$96,721	$312,771	($37,743)	$173,006	$101,201

The consolidated financial statements contain a schedule of Mineral Property Expenditures showing all acquisition and exploration costs from inception to the end of the quarter. Refer to the notes to the financial statements for additional details regarding option or joint venture agreements for each property.

At present, the Corporation does not intend to undertake any exploration at its own expense on the RDN, William’s Gold, Tide, Adam, or Yukon Properties for the 2004 fiscal year. Option agreements in place require other corporations to complete exploration programs on some of these properties.

In the event that joint venture partners are not obtained for the remaining properties, the Corporation may pay the required carrying costs from working capital or allow these claims to be returned to the vendor or be forfeited to the State, Province or Territory as the case may be.

CANGOLD has nearly completed their work commitment on the Thorn property. After CANGOLD makes the final cash and share payments, Rimfire will be required to contribute 49% of the expenditures for the project and CANGOLD will become operator. The estimated expenditure by Rimfire for this field season is $420,000.

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years. These results have been restated in accordance with the Company’s method of accounting for mineral properties that was adopted January 31, 2002 and the fair value method of accounting for stock option compensation that was adopted January 31, 2004:

Quarter Ended	Mineral Property Revenue	Income (loss)	Income (loss) per share
July 31, 2004	54,516	(299,310)	(0.03)
April 30, 2004	85,877	(208,233)	(0.01)
January 31, 2004	66,120	(394,160)	(0.02)
October 31, 2003	53,614	(130,327)	(0.01)
July 31, 2003	36,774	(228,792)	(0.02)
April 30, 2003	67,118	(148,126)	(0.01)
January 31, 2003	43,822	(76,933)	(0.01)
October 31, 2002	11,733	(195,896)	(0.01)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures as shown above have some of this seasonality masked by share-based compensation awards.

Reported loss was higher than normal in the first quarter of 2004 because of staking that was undertaken in both Alaska and northern BC. Normal field work would wait for more clement weather but staking can occur while snow covers the ground.

1.6

Liquidity

The Company’s working capital as of July 31, 2004 was $3,530,502, comprised primarily of term deposits and other forms of cash, compared to $1,071,452 at the fiscal year end and $1,235,393 at the end of July 2003. The Company expects that current working capital will be sufficient for the 2004 and 2005 fiscal years.

The Company’s issued and outstanding shares stood at 13,615,621 at year-end. The placements completed during the first quarter and exercise of share purchase warrants increased the Company’s issued and outstanding shares to 17,712,528. An additional 1,712,121 warrants exercisable before September 2005 were issued. During the second quarter, 150,000 employee stock options were granted and 50,000 options were exercised. There are 17,762,528 issued and outstanding shares as of July 31, 2004. 1,440,000 director and employee options exercisable before June 2009 remain outstanding. If all remaining warrants and options are exercised, a maximum of $2,714,272 will be added to Rimfire’s treasury, and shares outstanding will total 20,839,649.

At the annual general meeting held June 18, 2004, the shareholders approved an increase in authorized capital to allow an unlimited number of common shares to be issued.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There are no long-term liabilities. The Company’s current obligations include rent on office premises which requires 6-month written notice. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset.

None of the property agreements are binding on the Company or on the Company’s option partners. If management chooses to continue with exploration the following schedule of payments will be required in the next year:

Property	Amount	Date of payment
RDN	Nil
Thorn	$100,000 ($100,000 due to the Company ) 49% of field work - $420,000	March 1, 2005 September 15, 2004
William’s Gold	Nil
Tide	Nil
Sutlahine	Assessment & filing - $5,280	October 31, 2004
Adam	Nil
Alaska properties	Claim rental - $35,475 USD (approximately$50,000 CAD) Assessment & filing - $9,000 USD (Approximately $12,000 CAD)	November 30, 2004 August 31, 2004 (paid)
Simpson	Assessment & filing - $420	September 29, 2004

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by officers and directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed in the financial statements as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties. As of July 31, 2004, deposits to Equity Engineering Ltd. for on-going exploration programs total $935,955. It is anticipated that these deposits will be exhausted by the August invoices for work completed during July and August.

During the quarter ending July 31, 2004, the company paid Equity $93,680 (2003 - $105,043) for geological consulting services, excluding costs paid by joint venture partners, and $62,728 (2003 - $39,365) for providing general corporate and administrative services. General corporate and administrative services provided by Equity during the period consisted of the following: $14,457 – insurance (2003 - $6,396), $1,298 - investor services (2003 - $477); $24,123- management services (2003 - $15,057); $4,158 – office (2003 - $1,352); $9,673 – rent (2003 - $9,180); and $9,020 - support services (2003 - $6,903).

During the quarter ended April 30, 2004, the Company paid Equity $11,073 (2003 -$12,160) for geological consulting services and $44,446 (2003 -$32,464) for providing general corporate and administrative services composed of: $510(2003 -$900) for investor services, $24,099 (2003 -$15,107) for the management services of David Caulfield, $2,068 (2003 -$1,740) for office, $9,926 (2003 -$8,539) for rent and $7,843 (2003 -$6,178) for support services. The increases in these amounts reflect additional office space and services utilized by the increase in Rimfire staff.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at standard commercial rates.

1.10

Fourth Quarter

Not applicable to interim report.

1.11

Proposed Transactions

There are no proposed transactions which will materially affect the Company’s performance. The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants on accounting for share-based compensation of employees and non-employees as of January 31, 2004. These recommendations established the standards described in Note 2 to the consolidated financial statements for the measurement, recognition and disclosure of compensation and other costs arising from the issue of share purchase options and other share-based payments to employees and non-employees. The Company accounted for these recommendations on the retroactive basis. The alternatives for adoption of this policy included adopting the new policy on a prospective basis accompanied by pro-forma disclosure of the effect of the policy on statements of loss and deficit and the balance sheet if the policy had been adopted retroactively. It was decided that adopting the policy on a retroactive basis would be easier to understand than adopting it on a prospective basis with the pro-forma disclosure.

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.15

Other Requirements

The Company has filed an alternative form of Annual Information Form on SEDAR at www.sedar.com. The Company also files technical reports on all material properties, press releases and material change reports on SEDAR. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar. Additional information about the company can be accessed at the company’s website (www.rimfireminerals.com.)

Additional Disclosure for Venture Issuers without Significant Revenue

Please refer to the Statement of Loss and Deficit and Note 5 in the financial statements regarding the components of general and administrative and exploration costs for the Company’s mineral property interests.

Disclosure of Outstanding Share Data

Please refer to Note 6 of the financial statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “Jason S. Weber”

Jason S. Weber, President

Date

March 31, 2009